FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 27, 2003

Super-Sol Ltd.
(Translation of Registrant's Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐	No☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference are the following documents:

The Registrant’s Immediate Report, dated April 27, 2003 in respect of the voting results of the Annual General Meeting of the Registrant, held on April 27, 2003.

April 27, 2003

The Securities Authority 22 Kanfei Nesharim Street Jerusalem 95464 (By Fax & Registered Mail)	Tel Aviv Stock Exchange Ltd 54 Ahad Haam Street Tel Aviv (By Fax & Registered Mail)	Companies' Registrar POB 767 Jerusalem 91077 (Registered Mail)

Re: Immediate report regarding the voting results in the Annual Meeting

Following the immediate report dated April 3rd, 2003 in respect of the convening of a general annual stockholders meeting of Super-Sol Ltd (“the Company”) herewith are the resolutions of the annual stockholders’ meeting that took place on April 27, 2003, 08:00 AM at the Company’s registered offices at 30 Shmotkin Benyamin St., Rishon Lezion.

On the agenda:

1.1	Discussion of the financial statements and the board of directors' report on the state of the Company's affairs for the period from January 1st, 2002 to December 31st, 2002.

1.2	Directors' Appointment

The proposed resolutions:

1.2.1	To re-appoint as Directors Mr. Oren Lieder and Mr. Eli Cohen;

1.2.2	To appoint Dr. Barak Libai as an External Director in the Company, effective from April 28th,2003, replacing Prof. Yaacov Hornik whose term as External Director in the Company ends on April 27th, 2003.

1.2.3	To re-appoint Mr. Doron Tamir as External Director in the Company for a further term of 3 years effective from May 1st, 2003 to April 30th, 2006.

1.3	Directors' remuneration

The proposed resolution: to approve the remuneration of the Company's Directors and External Directors, (except for Controlling Directors) at the maximum amounts prescribed in grade 4 of the Second and Third Schedules of the Companies Regulations (Rules on the Remuneration and Expenses of an External Director), 5760-2000.

1.4	Appointment of the Company's Auditor and reporting its remuneration

The proposed resolution: to re-appoint KPMG Somekh Haikin, CPA, of 17 Ha'arbaa Street, Tel Aviv as the Company's Auditor. Furthermore, the auditors' remuneration for audit services for the year 2002 shall be reported.

It has been resolved:

To approve all proposals on the agenda by the following majority:

•	The proposal set out in section y1.2.1 above has been approved by a majority of 99.4% of the shareholders who participated and voted in respect of the proposal.

•	The proposal set out in section y1.2.2 above has been approved by a majority of 99.41% of the shareholders who participated and voted in respect of the proposal. The count of the majority of the voters in respect of the proposal included 96.38% of the votes of the non-controlling voters or their proxies, in respect of the proposal.

•	The proposal set out in section y1.2.3 above has been approved by a majority of 99.4% of the shareholders who participated and voted in respect of the proposal. The count of the majority of the voters in respect of the proposal included 96.22% of the votes of the non-controlling voters or their proxies, in respect of the proposal.

•	The proposal set out in section y1.3 above has been approved by a majority of 99.44% of the shareholders who participated and voted in respect of the proposal.

•	The proposal set out in section y1.4 above has been approved by a majority of 98.08% of the shareholders who participated and voted in respect of the proposal.

Participating at the meeting – 138,006,944 Ordinary Shares of the Company.

Sincerely yours,

Linda Shafir
General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) By ———————————— Linda Shafir, Adv. Dated: April 27, 2003